

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 12, 2016

Henrik Schaumann Jorgensen
Chief Executive Officer
eMedia Group Inc.
1255 Rio Salado Parkway, Suite 215
Tempe, Arizona 85281

> **Re:** **eMedia Group Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 28, 2015**
> **File No. 333-208049**

Dear Mr. Jorgensen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 21, 2015 letter.

Cover Page

1. Please revise to include the date of the prospectus and the "Subject to Completion" legend. See Item 501(b)(9) and (10) of Regulation S-K.

Use of Proceeds, page 21

2. We note your response to prior comment 7. Please revise to disclose the proceeds, net of offering costs that will be available assuming 25%, 50%, 75% and 100% of shares are sold in this offering, rather than the gross offering proceeds.

Dilution, page 23

3.   We note your response to prior comment 8. Please provide us with the calculations that support the book value per share after the offering under each of the scenarios provided.

Current and Projected Revenue, page 29

4.   We note your response to prior comment 10. You state that you anticipate annualized revenue from existing customers of approximately $338,400 in fiscal 2016. Please revise your disclosures, either here or in the Business section, to describe the terms of your AccuRanker arrangements, such as the length of a typical subscription, cancellation provisions, and timing of invoicing (e.g., monthly, quarterly, annually), etc. Also, disclose the number of subscriptions outstanding at December 31, 2015 and tell us the average revenue per subscription.

Item 16. Exhibits and Financial Schedules

5.   Please tell us what consideration you have given to filing your agreements with your largest customers as exhibits, as it appears your business is substantially dependent upon your agreements with them. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Item 17. Undertakings, page 74

6.   We note your response to prior comment 1. Please revise to include the Rule 415 undertakings.

        You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or in her absence, me at (202) 551-3456 with any other questions.

                                                Sincerely,

                                                /s/ Matthew Crispino

                                                Matthew Crispino
                                                Attorney-Advisor
                                                Office of Information Technologies
                                                and Services

 cc: W. Scott Lawler, Esq.
        Booth Udall Fuller, PLC